SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)1

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA   90025

310-966-1445

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box.:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 724,402
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 724,402
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 724,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 962,186[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,125,600[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 962,186[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,125,600[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,009,665[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 724,402 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 237,784 shares held in managed accounts by its investment advisory clients, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 1,125,600 shares of Common Stock held by its investment advisory clients, 1,047,479 of which are held by investment advisory accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 320,145[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 320,145[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,207
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley & Co., LLC has shared voting and dispositive power over 320,145 shares of Common Stock held by a managed account with which it is indirectly affiliated.

2

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 74,674
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 74,674
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[1]
14	TYPE OF REPORTING PERSON* EP

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1

Based on 26,646,980 shares of Common Stock outstanding at February 1, 2008, as reported in Integrated Silicon Solution, Inc.’s (the “Issuer”) Quarterly Report on Form 10-Q for the quarter ended December 31, 2007 filed with the Securities and Exchange Commission on February 11, 2008.

CUSIP No. 45812P107	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,049,360[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,445,745[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,049,360[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,445,745[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,416,984[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[3]
14	TYPE OF REPORTING PERSON* IN

———————

Because Riley Investment Management LLC has sole voting and investment power over security holdings of Riley Investment Partners Master Fund, L.P.’s and certain managed accounts of its investment advisory clients and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 724,402 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. and 237,784 shares held in managed accounts by its investment advisory clients.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 74,674 shares held by B. Riley & Co. Retirement Trust. Includes options to purchase 12,500 shares of Common Stock.

CUSIP No. 45812P107	13D	Page 7

Riley Investment Management LLC has shared voting and dispositive power over 1,125,600 shares of Common Stock held by investment advisory clients of Riley Investment Management LLC, 1,047,479 of which are held in accounts indirectly affiliated with Riley Investment Partners Master Fund, L.P. or Mr. Riley.   Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in the non-affiliated shares.  B. Riley & Co., LLC has shared voting and dispositive power over 320,145 shares of Common Stock, which are held in a managed account, with which it is indirectly affiliated. Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

Based on 26,567,924 shares of Common Stock outstanding as reported in a January 11, 2008 press release of Integrated Silicon Solution, Inc. (the “Issuer”).

CUSIP No. 45812P107	13D	Page 8

Item 4.

Purposes of Transaction

Item 4 is hereby amended to add the following:

Pursuant to the Letter Agreement, Mr. Riley and Mr. Keating resigned from the Issuer’s Board of Directors in January.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following information:

In the ordinary course of business, B. Riley & Co., LLC may effect transactions in connection with its ordinary course market making activities, as well as for customer transactions.  On January 18, 2008, Mr. Riley sold 200,000 shares of Common stock at a price of $5.64 per share to each of an investment advisory client and BRC’s managed account.  On January 29, 2008 and February 5, 2008, Mr. Riley sold 85,055 and 10,000 shares of Common Stock, respectively, to an investment advisory client at a price per share of $5.78 and $5.9, respectively.   On January 30, 2008, Mr. Riley exercised options to purchase 10,000 shares of Common Stock with an exercise price of $5.61.  On January 24, 2008 and January 28, 2008, RIP sold 147,794 and 121,820 shares of Common Stock, respectively, to investment advisory clients at a price per share of $5.72 and $5.96, respectively. The following are the other transactions effected by the Reporting Persons in Common Stock that have taken place since the Reporting Persons’ last filing:

Master	Trans Code	Quantity	Price	Trade Date
	SL	(25,000)	5.89	1/30/2008
	SL	(5,673)	5.946	1/31/2008
	SL	(25,000)	5.9	2/1/2008
	SL	(2,101)	5.95	2/1/2008
	SL	(65,000)	5.91	2/5/2008
	SL	(25,000)	5.85	2/6/2008
	SL	(312)	6	2/13/2008
	SL	(120,000)	6	2/14/2008

Investment Advisory Clients	Trans Code	Quantity	Price	Trade Date
	SL	(15,000)	5.91	1/29/2008
	SL	(85,000)	5.91	1/29/2008
	SL	(10,000)	5.91	2/5/2008
	SL	(16,000)	6	2/14/2008
	SL	(16,000)	6	2/14/2008
	SL	(16,000)	6	2/14/2008
	SL	(32,000)	6	2/14/2008

CUSIP No. 45812P107	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2008

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

B. Riley & Co., LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley